

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2016

Via E-mail
Mr. Mark Shamia
Voce Capital Management LLC
600 Montgomery Street, Suite 210
San Francisco, California 94111

> **Re: FBR & Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 2, 2016 by Voce Catalyst Partners LP et al.**
> **File No. 001-33518**

Dear Mr. Shamia:

We have reviewed your filing and have the following comments.

General

1. Please advise us as to any relationship between the participants and Mr. Eric Billings, the former Chief Executive Officer and former Chairman of the Board of the company. We understand that Mr. Billings may have directly contacted a company employee to inquire as to whether the employee would be willing to have a private meeting with representatives of Voce. If there is any such relationship, please provide an analysis as to whether Mr. Billings is a participant in the solicitation and whether any of his activities on behalf of Voce should be disclosed.

Background of the Proxy Solicitation, page 6

2. In the last paragraph of this section, you state that management employed a script at the meeting on April 5, 2106. Please revise this statement so that it is reflected as your belief. You may also disclose the basis for this belief.

Certain Information Regarding the Company, page 17

3. We note the statement that you do not take any responsibility for the accuracy or completeness of certain information that may be contained in the proxy statement. Please revise so that there is no disclaimer of responsibility for information provided to investors.

Form of Proxy

4.   Please revise Proposal 1 so that it provides security holders with an opportunity to withhold authority with respect to any other registrant nominee by writing the name of that nominee on the form of proxy. See Rule 14a-4(d)(4)(iii) of Regulation 14A.

        You may contact me at (202) 551-3503 if you have any questions.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Murray Indick, Esq.
        Morrison & Foerster LLP